Mail Stop 4561

September 25, 2008

Mr. Robert M. Holster
Chief Executive Officer and Director
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

> **Re:** **HMS Holdings Corp.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Schedule 14A**
> **Filed April 29, 2008**
> **Form 10-Q For the Quarterly Period Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-50194**

Dear Mr. Holster:

We have reviewed your response letter dated August 8, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 30, 2008.

Form 10-K For the Fiscal Year Ended December 31, 2007

Consolidated Statements of Income, page 31

1.   We have read your response to prior comment 1 and believe that you are required to present selling, general and administrative costs in a separate line in the consolidated statements of income following the requirements of Item 5-03(b)(4) of Regulation S-X. We note that you characterize as typical selling, general and administrative costs ("SG&A") your "other operating costs" which are an accumulation of other third-party costs not directly associated with service revenues. It appears that SG&A amounts included in that line would appear to be material to your income statement notwithstanding the omission of other

corporate related costs you indicate reside in the compensation, occupancy and information technology. Please tell us the amounts included in the various line items that you believe would comprise SG&A for the reported periods and if material you should comply with Item 5-03(b)(4) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(k) Revenue Recognition, pages 35 and 36

2.   We note your response to prior comment 5 in which you state that you did not have any revenue arrangements with multiple deliverables during the periods presented in the Form 10-K for the year ended December 31, 2007. Your disclosures on page 35, however, suggest that your arrangements may include the delivery of more than one element. In this regard, it appears that you are providing both implementation services and transaction-based services. Please tell us the relative significance of each revenue stream to total revenue, whether you provide both types of services to the same customers and explain why you do not believe that the provision of these apparently separate service elements is within the scope of EITF 00-21.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant